Exhibit 99.1

Obsidian Energy Announces Voting Results from the 2020 Special Meeting of Shareholders

Calgary, AB, November 23, 2020 OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy” or the “Company”) is pleased to announce that at its special meeting of shareholders held on November 23, 2020, Obsidian Energy’s shareholders approved the resolution outlined in the Notice of 2020 Special Meeting and Management Proxy Circular dated October 16, 2020 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Obsidian Energy’s website at www.obsidianenergy.com.

1.	Approval of Issuance Resolution

By resolution passed by ballot vote, the issuance of up to 72,282,992 common shares of Obsidian Energy in connection with the Company’s exchange offer to purchase all common shares of Bonterra Energy Corp. was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
24,305,419	91.4%	2,276,437	8.6%

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1- 888-770-2633, E-mail: investor_relations@obsidianenergy.com